Exhibit 99.24

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F, and the documents incorporated by reference therein, of Silvercorp Metals Inc. for the fiscal year ended March 31, 2026, and any amendments thereto (the “40-F”), to be filed with the United States Securities and Exchange Commission (the “SEC”), and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (the “MD&A”) for the year then ended, which are filed as exhibits to and incorporated by reference in the 40-F, and the Registration Statement on Form F-10 (Registration No. 333-290050) of Silvercorp Metals Inc. filed with the SEC (the “Registration Statement”).

I hereby consent to the use of my name and references to, excerpts from, and incorporation by reference and/or summaries of the following report:

Technical Report titled “NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China”, with an effective date of May 18, 2026,

and all other references to me, in the 40-F, the AIF, the MD&A and the Registration Statement.

/s/ Dermot M. Claffey
Dermot M. Claffey, CPEng.
And on behalf of Hillerton Consulting Limited
June 29, 2026